SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A

(Under the Securities Exchange Act of 1934)

LipidViro Tech, Inc.

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

53630T 301

(CUSIP Number)

Leonard W. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801-363-74ll)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 22, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.

NAMES OF REPORTING PERSONS:  Kelly Trimble

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

N/A

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

         (a)  [ ]

         (b)  [X]

3.

SEC USE ONLY

4.

SOURCE OF FUNDS:  OO

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

TO ITEMS 2(d) [ ] OR 2(e) [ ]

         None; not applicable.

6.

CITIZENSHIP OF PLACE OF ORGANIZATION

         United States of America

 NUMBER OF SHARES

     7. SOLE VOTING POWER: 323,262

 BENEFICIALLY OWNED

     8. SHARED VOTING POWER: None.

 BY EACH REPORTING PERSON

     9. SOLE DISPOSITIVE POWER: 323,262

   10. SHARED DISPOSITIVE POWER: None.

11.

AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON: 323,262

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

(No shares are excluded in the numerical or percentage computations herein).

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%.

14.

TYPE OF REPORTING PERSON.

IN.

Item 1.  Security and Issuer.

Title of Securities:  common stock, par value $0.001 per share.  Name of Issuer:  LipidViro Tech, Inc., a Nevada corporation (the “Company”); 4685 S. Highland Drive, Suite #202, Salt Lake City, UT  84117.

Item 2.  Identify and Background.

(a)

Name of Persons Filing.  This Schedule 13D is being filed for Kelly Trimble.

(b)

Address:  Mr. Trimble’s address is 4685 South Highland Drive, #207, Salt Lake City, UT  84117.

(c)

Mr. Trimble is currently self-employed, with his offices located at 4685 South Highland Drive, #207, Salt Lake City, UT 84117.

(d)

During the last five years, Mr. Trimble has not been convicted in any criminal proceeding.

(e)

During the last five years, Mr. Trimble has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)

United States of America

Item 3.  Source and Amount of Funds or Other Consideration

Debt conversion in the amount of $22,683.

Item 4.  Purpose of Transaction.

On April 22, 2014, Mr. Trimble received 226,833 shares in consideration for debt owed to him in the amount of $22,683.  These shares have been valued at $0.10.

Item 5.  Interest in Securities of the Issuer.

(a)

Amount Beneficially Owned.  As of the date hereof, Mr. Trimble owns 323,262 shares (17.2%) of the Company’s common stock.

 (b)

Number of shares as to which such person has:

Sole power to vote or to direct vote: 323,262 shares.

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition of: 323,262 shares.

Shared power to dispose or to direct the disposition of: 0

(c)

None.

            (d)

None; not applicable.

            (e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 of this Schedule 13D/A-1.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 2014                                                  /s/ Kelly Trimble

                                                                                      Kelly Trimble